

17016874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 53615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTERACTIVE BROKERS CORP.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers Corp. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

INTERACTIVE BROKERS CORP.

Statement of Financial Condition

As of December 31, 2016

(Dollars in thousands)

Assets		
Cash	$	18,200
Receivables from affiliates		1,447
Property and equipment, net		1,294
Other assets		1,194
Total assets	$	22,135
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	1,542
Payables to affiliates		4,427
		5,969
Stockholder's equity		
Common stock, $0.01 par value per share		-
Additional paid-in capital		7,291
Retained earnings		8,875
Total stockholder's equity		16,166
Total liabilities and stockholder's equity	$	22,135

See accompany notes to the statement of financial condition.

1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also provides technical co-location services to these affiliates.

The Company is wholly owned by IB Exchange Corp., which is wholly owned and consolidated by IBG LLC, (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

During 2016, the Company discovered an error related to the recognition of stock-based compensation expense which resulted in overstatement of employee compensation and benefit expense in prior years. Accordingly, the balance of retained earnings at December 31, 2015 has been increased by $295 to correct for this prior period error. There is no impact to the net income for the year ended December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation accruals, and current and deferred income taxes.

Fair Value

At December 31, 2016, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Cash

Cash consists of deposits with banks. At December 31, 2016, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Property and Equipment

Property and equipment consists of purchased technology hardware and software, leasehold improvements, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated (or amortized) assets are retired on an annual basis.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG. Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of the plans' post-employment provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 10) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the U.S. Determining income tax expense requires significant judgments and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, historical results are adjusted for changes in accounting policies and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, three years of cumulative operating income (loss) are considered.

The Company recognizes a tax benefit from an uncertain tax position only when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. A tax position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

ASU	Affects	Status
ASU 2015-14	*Revenue from Contracts with Customers (Topic 606)*: Deferral of the Effective Date.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-01	*Financial Instruments - Overall (Subtopic 825-10)*: Recognition and Measurement of Financial Assets and Financial Liabilities.	Effective for fiscal years beginning after December 15, 2017.
ASU 2016-02	*Leases (Topic 842)*: Requires that, at lease inception, a lessee recognize a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments, in the statements of financial condition, among other requirements.	Effective for fiscal years beginning after December 15, 2018.
ASU 2016-08	*Revenue from Contracts with Customers (Topic 606):* Principal versus Agent Considerations (Reporting Revenue Gross versus Net).	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-09	*Compensation - Stock Compensation (Topic 718):* Improvements to Employee Share-Based Payment Accounting.	Effective for annual reporting periods beginning after December 15, 2016.
ASU 2016-10	*Revenue from Contracts with Customers (Topic 606):* Identifying Performance Obligations and Licensing.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-12	*Revenue from Contracts with Customers (Topic 606):* Narrow-Scope Improvements and Practical Expedients.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-15	*Statement of Cash Flows (Topic 230):* Classification of Certain Cash Receipts and Cash Payments.	Effective for fiscal years beginning after December 15, 2017.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

ASU	Affects	Status
ASU 2016-16	*Income Taxes (Topic 740):* Intra-Entity Transfers of Assets Other Than Inventory.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-17	*Consolidation (Topic 810):* Interests Held through Related Parties That Are under Common Control.	Effective for fiscal years beginning after December 15, 2016.
ASU 2016-19	Technical Corrections and Improvements.	Effective upon issuance.
ASU 2016-20	*Technical Corrections and Improvements to Topic 606:* Revenue from Contracts with Customers.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2017-01	*Business Combinations (Topic 805):* Clarifying the Definition of a Business.	Effective for annual periods beginning after December 15, 2017.

Adoption of those ASUs that became effective during 2016 and 2017, prior to the issuance of the Company's statement of financial condition, did not have a material effect on this statement of financial condition.

The Company early adopted ASU 2016-09 Compensation – Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting, as of April 1, 2016. This early adoption did not have a material impact on the Company's statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company, from time to time, may be exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e., cash) currency transactions as needed to reduce such exposure.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's exposure to credit risk is deemed to be immaterial.

(Dollars in thousands, except share data, unless otherwise noted)

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities:

	As of December 31, 2016				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets, not measured at fair value					
Cash	$ 18,200	$ 18,200	$ 18,200	$ -	$ -
Receivables from affiliates	1,447	1,447	$ -	1,447	$ -
Total financial assets, not measured at fair value	$ 19,647	$ 19,647	$ 18,200	$ 1,447	$ -
Financial Liabilities, not measured at fair value					
Payables to affiliates	$ 4,427	$ 4,427	$ -	$ 4,427	$ -
Total financial liabilities, not measured at fair value	$ 4,427	$ 4,427	$ -	$ 4,427	$ -

5. Property and Equipment

At December 31, 2016, property and equipment consisted of:

Computer equipment	$ 2,108
Office furniture and equipment	31
Leasehold improvements	5
	2,144
Less - accumulated depreciation and amortization	(850)
Property and equipment, net	$ 1,294

6. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2016, no reserves for potential losses related to litigation matters were deemed necessary.

(Dollars in thousands, except share data, unless otherwise noted)

6. Commitments, Contingencies and Guarantees (continued)

Leases

The Company, and through its affiliates, has non-cancelable operating leases covering office space. The office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2016, the Company's share of the related minimum annual lease commitments totaled $564, as follows:

2017		393
2018		142
2019 and thereafter		29
Total commitments for minimum payments under operating leases	$	564

7. Related Party Transactions

The Company's related party transactions are mainly with IBG LLC and some of its affiliates, IB LLC and TH LLC. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC and TH LLC.

Pursuant to various service fee arrangements, the Company receives services from the Parent and affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances are reported net by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2016:

Receivables from affiliates	$	1,447
Payables to affiliates	$	4,427

8. Defined Contribution Plan

The Company offers to employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

9. Employee Incentive Plan

2007 Stock Incentive Plan

Under IBG, Inc.'s 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of IBG, Inc.'s common stock may be granted and issued to directors, officers, employees, contractors and consultants of the Parent and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the stock awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of restricted IBG, Inc.'s common stock. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by the Company upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

(Dollars in thousands, except share data, unless otherwise noted)

9. Employee Incentive Plan (continued)

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Shares of IBG, Inc.'s common stock vest, and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan activity for the period from December 31, 2015 through December 31, 2016:

	Stock Incentive Plan ("SIP") (Shares)	Intrinsic Value of SIP Shares Vested and Distributed ($ millions) [1]
Balance, December 31, 2015 [2]	155,391	
Granted	28,685	
Cancelled	-	
Distributed	(40,286)	$ 1.5
Balance, December 31, 2016	143,790	

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

[2] Number of shares as of December 31, 2015 were adjusted by 3,273 additional shares.

Awards previously granted but not yet earned, under the stock plans are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2016, a total of 17,761 shares have been distributed under these post-employment provisions.

(Dollars in thousands, except share data, unless otherwise noted)

10. Income Taxes

The Company's deferred tax assets of $266, which are included in other assets in the statement of financial condition as of December 31, 2016, are presented below:

Deferred compensation	$	183
Fixed assets		51
Other		32
Total deferred tax assets	$	266

As of December 31, 2016, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2016, the Company's tax years for 2013 through 2015 are subject to examination by the respective tax authorities.

11. Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $12,111, which was $11,713 in excess of required net capital of $398, and a ratio of aggregate indebtedness to net capital of 0.49 to 1.

12. Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

* * * * * *